January 9, 2006

Mail Stop 3561

via U.S. mail and facsimile

Frank Aiello
Cal Alta Auto Glass, Inc.
#8 3927 Edmonton Trail N.E.
Calgary, Alberta, CANADA T2E6T1

Re: Cal Alta Auto Glass, Inc.
       Registration Statement on Form 10-SB
       Filed December 5, 2005
       File No. 0-51227

Dear Mr. Aiello:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 19

	Please include the full fiscal year 2005 information in the table.

Certain Relationships and Related Transactions, page 20
1. We reissue comment number 15 of our letter dated November 16, 2005, which stated: "Specifically disclose in this section the terms of the issuance of $37,581 in notes to related parties in 2004 and $110,093 in 2003."
2. Clarify how long FAA Enterprises has been obligated to the registrant and the original amount of the loan. Mr. Aiello`s intention to "repay the loans" should be more specific.

Financial Statements
3. With respect to our previous comment 17, we note your revisions.
However, your revisions are incomplete. You have not re-included all of the disclosures you added to your SB-2 Amendment #1 per our comment letter dated May 16, 2005. Your revisions per our comments
40-42 and 48 of the comment letter dated May 16, 2005 have not been re-included in Amendment #4. Please refer to your SB-2 Amendment #1 and comment letter issued on May 16, 2005 and re-insert all of the relevant financial statement and footnote disclosures in your next amendment.

Balance Sheet, page 35
4. There appear to be typographical errors in the presentation of current liabilities as of December 31, 2003 and 2004. Accounts payable balances have been omitted and included on incorrect line items. Please revise accordingly.

Note 10 - Related Party Transactions, page 45
5. Please revise this disclosure to provide a clear description of the transactions that gave rise to the loan receivables from FAA Enterprises, a related party. Discuss your collection terms and why you believe the receivable is collectible as of December 31, 2004.

Note 14 - Revised Financial Statements, page 47
6. Revise to eliminate reference to the Securities and Exchange
Commission comments since financial statements included in documents filed with the Commission are required to comply with GAAP.

Form 10-QSB as of September 30, 2005
7. You have included a review report for the period ending June
30,
2005 in lieu of for the period ending September 30, 2005. Revise to delete the June 30, 2005 report from the filing.

Closing Comments

	Please amend your registration statement in response to these comments, and provide us with marked copies of the amendment on EDGAR to indicate changes as required by Item 472(a) of Regulation C. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:   By facsimile to Frank Aiello
	At (403) 216-3479
Frank Aiello
Cal Alta Auto Glass, Inc.
January 9, 2006
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